                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                Variagenics, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    922196100
                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13G

CUSIP NO. 922196100


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Wells Fargo & Company
            Tax Identification No. 41-0449260

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    See Item 4
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  See Item 4
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 See Item 4
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      See Item 4

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  See Item 4

10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  See Item 4

12) TYPE OF REPORTING PERSON

             HC


---------------

*See Item 4

13G

CUSIP NO. 922196100


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Wells Fargo Bank Indiana, N.A.
            Tax Identification No. 35-0783575

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]
3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    See Item 4
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  See Item 4
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 See Item 4
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      See Item 4

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             See Item 4

10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             See Item 4

12) TYPE OF REPORTING PERSON

             BK


---------------

*See Item 4

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Wells Fargo & Company or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           Variagenics, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           60 Hampshire Street
           Cambridge, MA  02139-1548

Item 2(a)  Name of Person Filing:

           1.  Wells Fargo & Company
           2.  Wells Fargo Bank Indiana, N.A.

Item 2(b)  Address of Principal Business Office:

           1.  Wells Fargo & Company
               420 Montgomery Street
               San Francisco, CA  94104

           2.  Wells Fargo Bank Indiana, N.A.
               P.O. Box 960
               Fort Wayne, IN 46801-960

Item 2(c)  Citizenship:

           1.  Wells Fargo & Company:  Delaware
           2.  Wells Fargo Bank Indiana, N.A.:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           922196100

Item 3  The person filing is a:

        1. Wells Fargo & Company: Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G)
        2. Wells Fargo Bank Indiana, N.A.: Bank as defined in Section 3(a)(6) of the Act

Item 4 Ownership:

       Wells Fargo Bank Indiana, N.A. (the "Bank") may be deemed to beneficially own 3,419,015 shares of the common stock of Variagenics, Inc., par value $0.01 per share ("Common Stock"), including 439,200 shares of Common Stock issuable upon exercise of warrants, as a result of the voting trust agreement (the "Agreement") among the Bank, as trustee, and Sprout Capital VIII, L.P., Sprout Venture Capital, L.P., DLJ Capital Corporation, DLJ ESC II, L.P., and Donaldson, Lufkin & Jenrette, Inc. (each, including any other person or entity for which Trust Shares (as defined below) are held by the Bank, a "Holder"). The 3,419,015 shares of Common Stock that the Bank may be deemed to beneficially own represent about 14.5% of the shares of Common Stock outstanding as of November 9, 2000, assuming exercise of warrants for 439,200 shares of Common Stock.

       The following discussion of the Agreement is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 1 hereto and incorporated herein by reference.

       Under the Agreement, the Bank issues certificates ("Trust Certificates") to evidence shares of Common Stock and warrants to purchase Common Stock that have been transferred to and deposited with the Bank ("Trust Shares").

       Each warrant is currently exercisable by its Holder for all of the shares of Common Stock covered by the warrant. Shares of Common Stock issued upon exercise of a warrant will become Trust Shares under the Agreement.

       Under the Agreement, the Bank has the power to vote the Trust Shares as in its sole judgment it believes to be in the best interests of stockholders of Variagenics, except that the Bank is required to vote the Trust Shares to prevent the election of more than one DLJ Affiliate (as defined in the Agreement) as a director of Variagenics. The Bank also is required to exercise reasonable effort under the Agreement to ensure that no DLJ Affiliate exercises control over Variagenics.

       Under the Agreement, Trust Shares may only be transferred as directed by the Holders or otherwise in accordance with the terms of the Agreement. Holders may not transfer Trust Shares unless the proposed transfer qualifies as an eligible transfer under the Agreement.

       The Agreement terminates on the earliest of (1) October 19, 2010, (2) the transfer of all Trust Shares in accordance with the Agreement or (3) the written election of the Holders of Trust Certificates representing at least 50% of the Trust Shares, provided that prior to such election certain conditions set forth in the Agreement have been met.

       Upon termination of the Agreement and the surrender by the Holders of their Trust Certificates to the Bank, the Bank will deliver certificates (or the equivalent evidence of ownership in the case of any unexercised warrants) to the Holders for the number of shares of Common Stock represented by the Trust Certificates surrendered.

Item 5 Ownership of Five Percent or Less of a Class:

       If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

       Underthe Agreement described in Item 4, the Holders (as defined in Item
       4) may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this report. At February 28, 2001, Sprout Capital VIII, L.P. held Trust Certificates for Trust Shares that represented more than 5% the shares of Common Stock outstanding as of November 9, 2000.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

       See Attachment A.

Item 8 Identification and Classification of Members of the Group:

       Not applicable.

Item 9 Notice of Dissolution of Group:

       Not applicable.

Item 10 Certification:

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: March 21, 2001

WELLS FARGO & COMPANY



By:  /s/ Laurel A. Holschuh
         Laurel A. Holschuh, Senior Vice President
          and Secretary

                                    AGREEMENT
                                    ---------


The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Wells Fargo & Company on its own behalf and on behalf of Wells Fargo Bank Indiana, N.A.

Dated:  March 21, 2001

WELLS FARGO & COMPANY



By:  /s/ Laurel A. Holschuh
         Laurel A. Holschuh, Senior Vice President
          and Secretary

WELLS FARGO BANK INDIANA, N.A.



By:  /s/ James E. Hammond
         James E. Hammond, Vice President

                                  ATTACHMENT A
                                  ------------

The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

         Wells Fargo Bank Indiana, N.A. (1)


---------------------
(1)      Classified as a bank in accordance with Regulation 13d-1(b)(1)(ii)(B).

                                    EXHIBITS

Exhibit 1: Voting Trust Agreement, dated as of October 19, 2000, by and among Sprout Capital VIII, L.P., Sprout Venture Capital, L.P., DLJ Capital Corporation, DLJ ESC II, L.P., Donaldson, Lufkin & Jenrette, Inc., and Wells Fargo Bank Indiana, N.A.

                                                                       Exhibit 1






                             VOTING TRUST AGREEMENT

                             Relating to Shares of

                               VARIAGENICS, INC.



         THIS VOTING TRUST AGREEMENT (the "Agreement") is made and entered into as of October 19, 2000 by and among Sprout Capital VIII, L.P., a Delaware limited partnership ("Sprout Capital VIII"), Sprout Venture Capital, L.P., a Delaware limited partnership ("Sprout Venture Capital"), DLJ Capital Corporation, a Delaware corporation ("DLJ Capital"), DLJ ESC II, L.P., a Delaware limited partnership ("DLJ ESC"), Wells Fargo Bank Indiana, N.A. as trustee (together with its successors in such capacity, the "Trustee") and Donaldson, Lufkin & Jenrette, Inc.

         WHEREAS, the parties hereto desire to record their arrangements with respect to shares of common stock, par value $.01 per share ("Common Stock"), of Variagenics, Inc., a Delaware corporation (the "Corporation"), the principal executive offices of which are presently located at 60 Hampshire Street, Cambridge, Massachusetts 02139.

         NOW, THEREFORE, the parties hereto agree as follows:

         SECTION 1. Certain Definitions. In this Agreement (a) "Control Affiliate" means (i) prior to the consummation of the transactions contemplated by the Agreement and Plan of Merger, dated August 30, 2000, by and among Credit Suisse Group, Diamond Acquisition Corp. and DLJ (the "Merger Agreement"), The Equitable or any person or entity controlling, controlled by or under common control with, directly or indirectly, The Equitable, or (ii) after the consummation of the transactions contemplated by the Merger Agreement, Credit Suisse or any person or entity controlling, controlled by or under common control with, directly or indirectly, Credit Suisse.

         (b) "Credit Suisse" means Credit Suisse Group, a Swiss corporation, and its successors.

         (c) "DLJ" means Donaldson, Lufkin & Jenrette, Inc., a Delaware corporation, and its successors.

         (d) "DLJSC" means Donaldson, Lufkin & Jenrette Securities Corporation, a Delaware corporation, and its successors.

         (e) "DLJ Affiliate" means any person or entity who is a Control Affiliate, Employee Affiliate or Other Affiliate.

         (f) "Employee Affiliate" means any person employed by (or who is the spouse, relative or relative of a spouse, in each case residing in the home of a person employed by) a Control Affiliate.

         (g) "Holder" means from time to time, any person or entity for whom Shares are held hereunder by the Trustee.

         (h) "Other Affiliate" means any person or entity which has a substantial business relationship with a Control Affiliate and which is not itself a Control Affiliate.

         (i) "Securities Act" means the Securities Act of 1933, as amended.

         (j) "Share" means a share of Common Stock or a Share Equivalent.

         (k) "Share Equivalent" means any security convertible into, exchangeable for, or carrying the right to acquire Common Stock or subscriptions, warrants, options, rights or other arrangements obligating the Corporation to issue or dispose of any of shares of Common Stock.

         (l) "The Equitable" means AXA Financial, Inc., and its successors.

         SECTION 2. Deposit. (a) Each of Sprout Capital VIII, Sprout Venture Capital, DLJ Capital, and DLJ ESC hereby duly assigns and delivers or has caused to be duly assigned and delivered to the Trustee to be held pursuant to this Agreement the number of Shares set forth opposite its name on Schedule A attached hereto (the "initial deposit").

         (b) From time to time after the date hereof, any Holder or any DLJ Affiliate may deposit additional Shares to be held pursuant to this Agreement by assigning and delivering such Shares to the Trustee.

         SECTION 3. Transfer on Books of Corporation. The Trustee shall, to the extent applicable, cause all Shares transferred to or deposited with it in its capacity as Trustee hereunder (such Shares, the "Trust Shares") to be transferred to it as Trustee on the books of the Corporation and will issue and deliver by first class mail to each Holder a Voting Trust Certificate (a "Trust Certificate") for the number of Shares so transferred to the Trustee.

         SECTION 4. Form. Trust Certificates shall be in substantially the following form (with such modifications as may be appropriate if the applicable Trust Certificate represents Share Equivalents):

                   "THE TRANSFER OF THIS VOTING TRUST
                   CERTIFICATE IS SUBJECT TO TERMS AND
                   CONDITIONS SET FORTH IN THE VOTING TRUST
                   AGREEMENT DATED AS OF OCTOBER 19, 2000, A
                   COPY OF WHICH HAS BEEN FILED IN THE
                   REGISTERED OFFICE IN THE STATE OF DELAWARE
                   OF VARIAGENICS, INC., A DELAWARE CORPORATION
                   (THE "CORPORATION"). SUCH COPY IS OPEN TO
                   INSPECTION DAILY DURING BUSINESS HOURS BY
                   ANY STOCKHOLDER OF THE CORPORATION OR ANY
                   BENEFICIARY OF THE VOTING TRUST CREATED
                   PURSUANT TO SUCH VOTING TRUST AGREEMENT.



                               VARIAGENICS, INC.

                            VOTING TRUST CERTIFICATE

         Certificate No. ____                     No. of Shares ______

         This certifies that ____________ ("Holder") has transferred to the undersigned Trustee or is otherwise the beneficial owner of the above-stated number of voting shares of Common Stock, par value $.01 per share, of Variagenics, Inc., a Delaware corporation (the "Corporation"), to be held by the Trustee pursuant to the terms of the Voting Trust Agreement dated as of October 19, 2000 (the "Voting Trust Agreement"), a copy of which agreement has been delivered to the above-named Holder and filed in the registered office of the Corporation in the State of Delaware. The Holder, or his registered assigns, will be entitled (i) to receive payments equal to any and all cash dividends collected by the Trustee on the above-stated number of shares, (ii) to receive all other dividends or distributions except to the extent that property received is required to be deposited in the trust created by the Voting Trust Agreement, and (iii) to the delivery of a certificate or certificates for that number of shares on the termination of the Voting Trust Agreement, in accordance with its provisions.

         This Voting Trust Certificate is transferable on the books maintained by the Trustee at the principal corporate trust office of the Trustee by the Holder hereof, in person or by duly authorized attorney, and upon surrender hereof; and until so transferred the Trustee may treat the registered Holder hereof as the absolute owner hereof for all purposes.

         The Holder, by the acceptance of this Voting Trust Certificate, agrees to be bound by all of the provisions of the Voting Trust Agreement as fully as if its terms were set forth in this Voting Trust Certificate.

         EXECUTED this ___ day of ___________, ____


                                                       ------------------------

                                                       By:
                                                          ---------------------
                                                       Name:
                                                            -------------------
                                                       Title:
                                                             ------------------

         [Form of Assignment for Reverse of Voting Trust Certificate]

         For value received, ___________ hereby sells, assigns, and transfers unto ____________ the within Voting Trust Certificate and all rights and interests represented thereby, and does hereby irrevocably constitute and appoint _______ attorney to transfer such Voting Trust Certificate on the books of the within-named Trustee with full power of substitution in the premises.

         Date: ________________________.

         Signed:____________*."

         *Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Trustee, which requirements include membership or participation in STAMP or such other "signature guarantee program" as may be determined by the Trustee in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

         SECTION 5. Additional Trust Certificates. Any Holder may at any time deposit with the Trustee additional certificates (or the equivalent evidence of ownership in the case of Share Equivalents) for Shares. Any DLJ Affiliate acquiring Shares may at any time become a Holder by (a) depositing, or causing to be deposited, certificates (or the equivalent evidence of ownership in the case of Share Equivalents) for Shares, duly endorsed for transfer, with the Trustee and (b) accepting a Voting Trust Certificate in respect of such Shares.

         SECTION 6. Voting; Powers. At all times prior to the termination of the voting trust created herein, the Trustee shall have the exclusive right to vote the Trust Shares, or give written consent, in person or by proxy, at all meetings of stockholders of the Corporation, and in all proceedings in which the vote or consent, written or otherwise, of the holders of Shares may be required or authorized by law.

         The Trustee shall vote all Trust Shares in accordance with this Agreement. The Trustee shall have full power and authority, and it is hereby empowered and authorized, to vote the Trust Shares as in its sole judgment it believes to be in the best interest of the stockholders of the Corporation generally, it being understood that the Trustee will exercise its independent judgment in determining the best interests of the stockholders of the Corporation, and to do any and all other things and take any and all other actions as fully as any stockholder of the Corporation might do if personally present at a meeting of the stockholders of the Corporation. Notwithstanding anything herein to the contrary, the Trustee shall vote the Trust Shares (and use its power or right, if any, to designate or remove directors of the Corporation) to prevent the election of more than one DLJ Affiliate as a director of the Corporation. The duties of the Trustee under this Agreement shall include exercising reasonable effort under this Agreement in a manner that ensures that no DLJ Affiliate exercises control over the Corporation. DLJ shall promptly provide to the Trustee from time to time such information as is reasonably necessary (including certificates and/or other documents) in order to enable the Trustee to carry out the foregoing obligations; provided tha t the Trustee shall not be held responsible for identifying an entity as a DLJ Affiliate unless it has actual knowledge that such entity is a DLJ Affiliate.

         SECTION 7. Dividends. If the Corporation pays or issues dividends or makes other distributions on the Trust Shares, the Trustee shall accept and receive such dividends and distributions. Upon receipt of dividends and distributions the same shall be prorated among the Holders that have a beneficial interest hereunder in the Trust Shares with respect to which such dividend or other distribution was made in accordance with their interests and, subject to the next sentence, the amount shall be distributed promptly pursuant to transfer instructions set forth on Exhibit B attached hereto. If the dividend or distribution is in Shares, such Shares shall be held by the Trustee under the voting trust created herein and new Trust Certificates representing the Shares received shall be issued to the applicable Holders. Holders entitled to receive such dividends or distributions, or Trust Certificates in respect thereof, described in this Section 7 shall be those Holders registered as such on the transfer books of the Tru stee at the close of business on the day fixed by the Corporation for the taking of a record to determine those holders of its stock entitled to receive such dividends or distributions. In the performance of its duties to deliver cash dividends under this Agreement, the Trustee shall not be obligated to risk its own funds and will not be liable for taxes or other charges related to the delivery of such dividends or distributions.

         SECTION 8. Termination. The voting trust created herein shall terminate on the earlier to occur of:

         (a) ten years from the date hereof;

         (b) The written election of DLJ or the Holders of Trust Certificates representing fifty percent (50%) or more of the Trust Shares, but only if prior to the time such notice is given:

                  (i) DLJ shall have received an opinion of independent nationally recognized counsel, satisfactory to DLJ, who are experts in matters involving the federal securities law, that, immediately after such termination, DLJ should not be an "affiliate" of the Corporation within the meaning of Rule 144 under the Securities Act; and

                  (ii) The Trustee shall have received a certificate of an officer of DLJ to the effect that, with respect to DLJ, clause (i) above has been satisfied, together with a copy of the opinion called for thereby; and

         (c) transfer of all of the Trust Shares in accordance with Section 9.

         Subject to DLJ's acceptance of the opinion of counsel described in
Section 8(b)(i) above, an election pursuant to Section 8(b) shall be effective upon delivery of notice thereof to the Trustee.

         Upon the termination of the voting trust herein created, the Holders shall surrender their Trust Certificates to the Trustee, and the Trustee shall deliver by first class mail to the Holders certificates (or the equivalent evidence of ownership in the case of Share Equivalents) for Shares, properly endorsed for transfer (to the extent possible), equivalent to the number and type of Shares represented by the respective Trust Certificates surrendered.

         SECTION 9. Transfer. Except as provided in Sections 8 and 10 and in subsections (a), (b), (c) and (d) of this Section 9, certificates (or the equivalent evidence of ownership in the case of Share Equivalents) for Trust Shares may not be delivered to a Holder, a Holder's designee or any other third party prior to the termination of the voting trust created herein.

         (a) A Holder may notify the Trustee in writing that the Holder desires to cause a certificate or certificates (or the equivalent evidence of ownership in the case of Share Equivalents) for Trust Shares in which the Holder has a beneficial interest hereunder to be transferred to any person or entity, including such Holder, only if such transfer is an Eligible Transfer as defined herein. Any person or entity that acquires Trust Shares pursuant to an Eligible Transfer is hereinafter referred to as an "Eligible Transferee".

         For purposes of this Section 9, an "Eligible Transfer" is defined as
(i) any transfer of Trust Shares to a person who is not a DLJ Affiliate or (ii) any transfer of Trust Shares to an Other Affiliate or to any Employee Affiliate other than a person holding the position of Managing Director or above (or performing the comparable function) of any Control Affiliate; provided, in each case, that a contract or other arrangement (other than this Agreement) regarding the voting of such Shares does not exist between any Control Affiliate or Employee Affiliate and such transferee.

         Such notice shall name such Eligible Transferee and shall state (i) its mailing address, (ii) the proposed transfer date (which date shall be not less than five days after the Trustee's receipt of such notice), (iii) the number and type of Shares to be transferred and (iv) the consideration, if any, to be paid by such Eligible Transferee therefor. The notice to the Trustee shall also contain a representation that such transferee is an Eligible Transferee and shall be accompanied by a Trust Certificate or Certificates of the Holder, duly endorsed for transfer, representing not less than the number of Shares of the type to be transferred to the Eligible Transferee. On the date specified in such notice, and upon receipt by the Trustee from such Eligible Transferee of the specified consideration, if any, the Trustee shall deliver: (i) to the Eligible Transferee, a certificate (or the equivalent evidence of ownership in the case of Share Equivalents) for the number of Shares of the type specified in such notice, registered in the name of the Trustee and duly endorsed for transfer, and (ii) to the Holder, (x) a Trust Certificate representing a number of Shares, if any, equal to the number of Shares of the type represented by the surrendered Trust Certificate less the number of Shares of the type transferred to such Eligible Transferee, and (y) the consideration, if any, received from such Eligible Transferee. Such consideration shall be distributed promptly to such Holder pursuant to the transfer instructions set forth on Exhibit B attached hereto.

         (b) A Holder (hereinafter referred to as a "Requesting Party" for the purpose of this Section 9(b)) may request of the Trustee in writing that the Trustee transfer to such Requesting Party a certificate or certificates (or the equivalent evidence of ownership in the case of Share Equivalents) for Shares in which the Requesting Party has a beneficial interest hereunder; provided, however, that the Trustee shall not honor such request if immediately after giving effect thereto DLJ Affiliates will own in the aggregate in excess of five percent (5%) of the total number of shares of

Common Stock then outstanding, and provided further if the Requesting Party is not DLJ, the Trustee shall not honor such request unless DLJ consents in writing to such request. In determining, for purposes of this Section 9(b) only, whether DLJ Affiliates will own in the aggregate in excess of five percent (5%) of the total number of shares of Common Stock then outstanding, (x) shares of Common Stock underlying Share Equivalents owned by a DLJ Affiliate shall be deemed to be outstanding and owned by such DLJ Affiliate and (y) Shares held pursuant to this Agreement shall be excluded. Such written request shall name such Requesting Party and shall state (i) the proposed transfer date (which date shall be not less than four business days after the Trustee's receipt of such request) and (ii) the number and type of Shares to be transferred. The notice to the Trustee shall also be accompanied by (i) a Trust Certificate or Certificates of the Requesting Party, duly endorsed for transfer, representing not less than the number of Shares of the type to be transferred to the Requesting Party and
(ii) a certificate of an officer of the Requesting Party certifying that immediately after giving effect to such request all DLJ Affiliates will own in the aggregate five percent (5%) or less of the total number of shares of Common Stock then outstanding. The Trustee shall be entitled to conclusively rely upon such certificate. On the date specified in such request, and upon receipt by the Trustee from the Requesting Party of such certificates, the Trustee shall deliver to the Requesting Party a certificate (or the equivalent evidence of ownership in the case of Share Equivalents) for the number of Shares of the type specified in such notice, registered in the name of the Trustee and duly endorsed for transfer.

         (c) A Holder may at any time direct the Trustee by notice in writing to transfer a certificate or certificates (or the equivalent evidence of ownership in the case of Share Equivalents) for Shares in which the Holder has a beneficial interest hereunder (i) to an underwriter (including DLJSC) in connection with a public offering of the Shares registered under the Securities Act or (ii) in connection with sales made pursuant to Rule 144 (other than subsection (k) thereof) under the Securities Act through a broker-dealer (including DLJSC). Such notice shall state (a) the underwriter's or broker dealer's mailing address, (b) the proposed transfer date (which date shall not be less than five days after the Trustee's receipt of such notice), (c) the number and type of Shares to be transferred, and (d) the consideration, if any, to be paid. The notice shall also be accompanied by a certificate of an officer of the Holder certifying that such request is being made solely for sales made in connection with a public of fering of the Shares registered under the Securities Act or sales made pursuant to Rule 144 (other than subsection (k) thereof) under the Securities Act and a Trust Certificate or Certificates of the Holder, duly endorsed for transfer, representing not less than the number of Shares of the type to be transferred. The Trustee shall be entitled to conclusively rely upon such certificate. On the date specified in such notice, and upon receipt by the Trustee from such underwriter or such other transferee of the specified consideration, if any, the Trustee shall deliver: (x) to the underwriter or such other transferee, a certificate (or the equivalent evidence of ownership in the case of Share Equivalents) for the number of Shares of the type specified in such notice, registered in the name of the Trustee and duly endorsed for transfer, and (y) to the Holder, a Trust Certificate representing a number of Shares, if any, equal to the number of Shares represented by the surrendered Trust Certificate less the number of Shares transferred to such underwriter or such other transferee, and (z) to the Holder, the consideration, if any, received from such underwriter or such other transferee. Such consideration shall be distributed promptly to the Holder pursuant to the transfer instructions set forth on Schedule B attached hereto.

         Notwithstanding the foregoing, if the Holder intends to transfer Shares pursuant to the exercise of the over-allotment option granted to the underwriters in connection with a public offering of shares of Common Stock of the Corporation, the transfer date in the notice may be less than four business but shall not be less than two days after the Trustee's receipt of such notice; provided that if the transfer date in the notice is less than four business days after the Trustee's receipt of the notice, the Trustee shall only be obligated to use its reasonable best efforts to effect the transfer of such Shares by such transfer date.

         Nothing in this Section 9 or elsewhere in this Agreement shall prohibit a Holder from transferring Trust Certificates in accordance with the terms of the Trust Certificates.

         SECTION 10. Exercise, Conversion, Exchange or Cancellation of Shares. The Trustee shall, upon written instruction of a Holder, submit to the Corporation for exercise, conversion, exchange or cancellation any Share in which such Holder has a beneficial interest hereunder. Such notice shall state
(a) whether such Shares are to be exercised, converted, exchanged or cancelled,
(b) the date on which such Shares are to be submitted to the Corporation (which date shall not be less than five days after the Trustee's receipt of such notice), (c) the number and type of Shares to be submitted to the Corporation and (d) the consideration, if any, to be received upon such exercise, conversion, exchange or cancellation from the Corporation. The notice shall be accompanied by (x) a Trust Certificate or Certificates of the Holder, duly endorsed for transfer, representing not less than the number of Shares of the type to be submitted to the Corporation and (y) any exercise price or other payment and any agreement, certificat e or other documentation required in connection with such exercise, conversion, exchange or cancellation. On the date specified in such notice, and against receipt from the Corporation of the specified consideration, if any, the Trustee shall deliver by first class mail:
(i) to the Corporation, (x) a certificate or certificates for the number of Shares of the type specified in such notice, registered in the name of the Trustee and duly endorsed for transfer and (y) any exercise price or other payment and any agreement, certificate or other documentation delivered to the Trustee by such Holder with such notice and (ii) to the Holder, (x) a Trust Certificate representing a number of Shares equal to the number of Shares represented by the surrendered Trust Certificate or Certificates less the number of Shares submitted to the Corporation and (y) the consideration, if any, received by the Trustee pursuant to such exercise, conversion, exchange or cancellation; provided that if such consideration includes Shares, such Shares shall be held by the Trustee pursuant to this Agreement and new Trust Certificates representing such Shares shall be issued to such Holder.

         SECTION 11. Increase or Decrease in Number of Shares. In the event of an increase in the number of Shares by virtue of a stock split or the decrease in the number of Shares because of a contraction of shares or a change in the number of outstanding Shares as a result of some other recapitalization in which the Corporation receives no consideration for the issuance of the additional or reduced number of Shares, the new additional or changed number of Shares shall be held by the Trustee and new Trust Certificates representing the appropriate changed number of Shares shall be issued to Holders upon surrender of the then existing Trust Certificates.

         SECTION 12. Successor Trustee. There shall initially be one Trustee of the voting trust created herein. Upon the liquidation, dissolution, winding-up, suspension, incapacity, resignation or removal (in accordance with Section 13 below) of the initial Trustee, DLJ or the Holders of Trust Certificates representing fifty percent (50%) or more of the Trust Shares shall appoint a successor Trustee; provided, however, that such successor Trustee may not be a Control Affiliate, an Employee Affiliate, or an Other Affiliate unless such Other Affiliate is a bank or trust company. In the event a successor Trustee shall not have been appointed within 30 days of such removal, the Trustee may petition a court of competent jurisdiction to appoint such a successor. In the event that the Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust assets to, another corporation that is a bank or trust company, the surviving or transferee corporation may become the successor Trustee upon notice to the signatories hereto but without further action by the signatories or any Holder.

         SECTION 13. Removal / Resignation of Trustee. (a) A Trustee may be removed by DLJ or the Holders of Trust Certificates representing fifty percent (50%) or more of the Trust Shares:

                  (i) if it is determined by a court of competent jurisdiction that either (A) the Trustee has willfully and materially violated the terms of the trust created herein, or (B) the Trustee has been guilty of malfeasance, misfeasance or dereliction of duty hereunder;

                  (ii) if the Trustee shall have commenced a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect, or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, or shall have consented to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall have made a general assignment for the benefit of creditors, or shall have failed generally to pay its debts as they become due, or shall have taken any corporate action to authorize any of the foregoing; or

                  (iii) if an involuntary case or other proceeding shall have been commenced against the Trustee seeking liquidation, reorganization or other relief with respect to it or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect, or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding shall have remained undismissed and unstayed for a period of 60 days; or an order for relief shall have been entered against the Trustee under the federal bankruptcy laws as now or hereafter in effect.

         (b) If DLJ or the Holders of Trust Certificates representing fifty percent (50%) or more of the Trust Shares then deposited hereunder determine that a basis exists for removal of the Trustee under Section 13(a) above, they shall deliver written notice of such determination to the Trustee stating the basis for such removal.

         (c) The Trustee may resign its position as such (i) upon ten days' written notice to DLJ, but only if a successor Trustee, appointed as provided for in Section 12 above, has agreed to serve as such effective upon the effectiveness of the resignation of the Trustee then acting, or (ii) in any event upon thirty days' written notice to DLJ.

         SECTION 14. Trustee May Own Shares. Nothing in this Agreement shall prevent the Trustee from owning Shares or options to purchase Shares in its individual capacity or in any capacity other than as trustee hereunder or for any DLJ Affiliate.

         SECTION 15. Trustee Not an Affiliate. The Trustee represents that it is a bank or trust company which is not a Control Affiliate or an Employee Affiliate.

         SECTION 16. Compensation; Expenses. Reasonable expenses lawfully incurred in the administration of the Trustee's duties hereunder shall be reimbursed to it by DLJ on behalf of the Holders. During the period of its services hereunder, the Trustee shall receive a fee from DLJ as follows: (i) an initial fee of $3,000, (ii) thereafter, during the period of its services hereunder, a fee of $4,500 per annum payable quarterly in arrears and (iii) thereafter, such fee as the parties may from time to time agree. The provisions of this Section 16 shall survive the termination of this Agreement.

         SECTION 17. Merger, Etc.. Upon any merger, consolidation, reorganization or dissolution of the Corporation or the sale of all or substantially all of the assets of the Corporation pursuant to which shares of capital stock or other voting securities of another corporation are to be issued in payment or exchange for or upon conversion of Shares and other voting securities, the shares of said other corporation shall automatically be and become subject to the terms of this Agreement and be held by the Trustee hereunder in the same manner and upon the same terms as the Trust Shares, and in such event the Trustee shall issue to the Holders that have deposited Shares with the Trustee new Trust Certificates in lieu of the old Trust Certificates for the appropriate number of shares and other voting securities of such other corporation.

         At the request of any Holder, the Trustee may transfer, sell or exchange or join with the Holder in such transfer, sale or exchange of Shares and other voting securities in exchange for shares of another corporation, and in said event the shares and other voting securities of the other corporation received by the transferor shall be and become subject to this Agreement and be held by the Trustee hereunder in the same manner as the Trust Shares.

         SECTION 18. Notices. All notices, reports, statements and other communications directed to the Trustee from the Corporation shall be forwarded promptly by the Trustee to DLJ and each Holder. All notices, notices of election and other communications required herein shall be given in writing by overnight courier, telegram or facsimile transmission and shall be addressed, or sent, to the appropriate addresses as set forth beneath the signature of each party hereto, or at such other address as to which notice is given in accordance with this Section 18.

         SECTION 19. Indemnity, Etc.. The Trustee shall be indemnified from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claims whatsoever) (the "Indemnified Claims") arising out of or based upon this Agreement or the actions or failures to act of the Trustee hereunder or thereunder, except to the extent such loss, liability, claim, damage or expense is caused by or results from the Trustee's gross negligence or willful misconduct (as determined by a final and unappealable order of a court of competent jurisdiction). DLJ agrees on behalf of the Holders that it will indemnify and hold harmless the Trustee from and against any Indemnified Claims. DLJ's obligation hereunder shall survive the transfer of all or any portions of its respective shares and interests, the termination of the voting trust created herei n, or the resignation or removal of the Trustee.

         The Trustee shall be entitled to the prompt reimbursement for its out-of-pocket expenses (including reasonable attorneys' fees and expenses) incurred in investigating, preparing or defending against any litigation, commenced or threatened, arising out of or based upon this Agreement, or the actions or failures to act of the Trustee hereunder or thereunder, without regard to the outcome of such litigation; provided, however, that the Trustee shall be obligated to return any such reimbursement if it is subsequently determined by a final and unappealable order of a court of competent jurisdiction that the Trustee was grossly negligent or engaged in willful misconduct in the matter in question. Such expenses payable under this Section 19 shall be prorated among the Holders in accordance with their respective interests in the Shares then deposited hereunder.

         If a claim under this Section 19 is not paid in full within 30 days after a written claim has been submitted by the Trustee, the Trustee may at any time thereafter bring suit to recover the unpaid amount of the claim and, if successful in whole or in part, the Trustee shall be entitled to be paid also the expense of prosecuting such claims.

         The Trustee is authorized and empowered to construe this Agreement and its construction of the same, made in good faith, shall be final, conclusive, and binding upon all Holders and all other parties interested. The Trustee may, in its discretion, consult with counsel to be selected and employed by it, and the reasonable fees and expenses of such counsel shall be an expense for which the Trustee is entitled to indemnity hereunder.

         The Trustee hereby accepts the trust created hereby and agrees to carry out the terms and provisions hereof, but assumes no responsibility for the management of the Corporation or for any action taken by it, by any person elected as a director of the Corporation or by the Corporation pursuant to any vote cast or consent given by the Trustee. The Trustee, whether or not acting upon the advice of counsel, shall incur no liability because of any error of law or fact, mistake of judgment or any matter or thing done or omitted under this Agreement, except its own malfeasance. Anything done or suffered in good faith by the Trustee in accordance with the advice of counsel chosen as indicated above shall be conclusive in favor of the Trustee against the Holders and any other interested party.

         The Trustee shall not be liable in any event for acts or defaults of any other trustee or trustees (under this or any other voting trust of the Corporation's securities) or for acts or defaults of any employee, agent, proxy or attorney-in-fact of any other trustee or trustees. The Trustee shall be protected and free from liability in acting upon any notice, request, consent, certificate, declaration, guarantee, affidavit or other paper or document or signature reasonably believed by it to be genuine and to have been signed by the proper party or parties or by the party or parties purporting to have signed the same.

         No provision of this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

         SECTION 20. Certain Calculations. For purposes of Sections 9, 12, 13, 16 and 19, a Holder owning a Trust Certificate representing Share Equivalents shall, in respect of such ownership, be deemed to be the Holder of a Trust Certificate representing the number of shares of Common Stock that the Trustee, acting on behalf of such Holder, may acquire, whether by exercise, conversion, subscription or otherwise, pursuant to or by reason of ownership of such Shares.

         SECTION 21. Counterparts. This Agreement may be executed in multiple counterparts all of which counterparts together shall constitute one agreement. Upon execution of this Agreement and the establishment of the voting trust created herein, the Trustee shall cause a copy of this Agreement to be filed in the registered office of the Corporation in the State of Delaware and the Agreement shall be open to inspection in the manner provided for inspection under the laws of the State of Delaware.

         SECTION 22. Choice of Law. This Agreement is intended by the parties to be governed and construed in accordance with the laws of the State of Delaware except that the Trustee's rights and obligations shall be governed and construed in accordance with the laws of the State of New York.

         SECTION 23. Bond. The Trustee shall not be required to provide any bond to secure the performance of its duties hereunder.

         SECTION 24. Reliance. Each Holder acknowledges that DLJ will rely on this Agreement in complying with the federal securities laws. The Trustee acknowledges that DLJ will rely on the Trustee abiding by the terms of this Agreement, including, without limitation, that (x) the Trustee will exercise independent judgment in voting the shares and will not consult with any DLJ Affiliate regarding the voting of such shares and (y) the Trustee will not consent to any amendment or waiver of this Agreement prohibited by Section 25 hereof whether or not such amendment or waiver is approved by each of the parties hereto and all of the Holders.

         SECTION 25. Amendments and Waivers. This Agreement may not be amended or waived in any material respect unless an opinion of independent nationally recognized counsel (which opinion and counsel shall be satisfactory to DLJ), who are experts in matters involving the federal securities law, that, immediately after such amendment or waiver, DLJ should not be an "affiliate" of the Corporation within the meaning of Rule 144 under the Securities Act.

         SECTION 26. Benefits and Assignment. Nothing in this Agreement, expressed or implied, shall give or be construed to give any persons, firm or corporation, other than the parties hereto and their successors and assigns, any legal claim under any covenant, condition or provision hereof, all the covenants, conditions and provisions contained in this Agreement being for the sole benefit of the parties hereto and their successors and assigns. No party may assign any of its rights or obligations under this Agreement without the written consent of all the other parties, which consent may be withheld in the sole discretion of the party whose consent is sought.

         SECTION 27. Severability. In case any provision in this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

             EXECUTED as of the date and year first above written.

                                              WELLS FARGO BANK INDIANA, N.A.
                                              Trustee
                                              By: /s/ Carolyn R. Davis
                                                 ---------------------------
                                                 Name: Carolyn R. Davis
                                                 Title: Trust Officer
                                                 Address: 111 E. Wayne Street,
                                                          Fort Wayne, IN 46802
                                                 Attention: Tammy Smith
                                                 Telephone: 219-461-6498
                                                 Facsimile: 219-461-6480

DONALDSON, LUFKIN & JENRETTE, INC.


By: /s/ Tony James
   ------------------------------------
   Name: Tony James
   Title: Director and Chairman of the Investment
          Banking Group
   Address: 277 Park Avenue, 42(nd) Floor
            New York, New York, 10172
   Attention: Arthur S. Zuckerman
   Telephone: (212) 892-4866
   Facsimile: (212) 892-3444


DLJ CAPITAL CORPORATION


By: /s/ Ivy Dodes
   ------------------------------------
   Name: Ivy Dodes
   Title: Vice President
   Address: 277 Park Avenue, 42(nd) Floor
            New York, New York 10172
   Attention: Arthur S. Zuckerman
   Telephone: (212) 892-4866
   Facsimile: (212) 892-3444


SPROUT CAPITAL VIII, L.P.

By: DLJ Captial Corporation
Its: Managing General Partner


By: /s/ Ivy Dodes
   ------------------------------------
   Name: Ivy Dodes
   Title: Vice President
   Address: 277 Park Avenue, 42(nd) Floor
            New York, New York 10172
   Attention: Arthur S. Zuckerman
   Telephone: (212) 892-4866
   Facsimile: (212) 892-3444

SPROUT VENTURE CAPITAL, L.P.

By: DLJ Capital Corporation
Its: General Partner


By: /s/ Ivy Dodes
   ------------------------------------
   Name: Ivy Dodes
   Title: Vice President
   Address: 277 Park Avenue, 42(nd) Floor
            New York, New York 10172
   Attention: Arthur S. Zuckerman
   Telephone: (212) 892-4866
   Facsimile: (212) 892-3444


DLJ ESC II, L.P.

By: DLJ LBO Plans Management Corporation
Its: General Partner


By: /s/ Ivy Dodes
   ------------------------------------
   Name: Ivy Dodes
   Title: Vice President
   Address: 277 Park Avenue, 42(nd) Floor
            New York, New York 10172
   Attention: Arthur S. Zuckerman
   Telephone: (212) 892-4866
   Facsimile: (212) 892-3444

                                   SCHEDULE A
                               (Initial Deposit)

          Name                         Type                 Shares Deposited
          ----                         ----                 ----------------

Sprout Capital VIII, L.P.          Common Stock                2,442,751
                                   Warrants                      381,796

Sprout Venture Capital, L.P.       Common Stock                  214,320
                                   Warrants                       22,908

DLJ Capital Corporation            Common Stock                   11,913
                                   Warrants                        1,273

DLJ ESC II, L.P.                   Common Stock                  310,831
                                   Warrants                       33,223

                                   SCHEDULE B

                             TRANSFER INSTRUCTIONS
                             ---------------------

         SPROUT CAPITAL VIII, L.P.

                 All payments shall be made by check mailed to:

                           Sprout Capital VIII, L.P.
                           277 Park Avenue, 42(nd)Floor
                           New York, New York 10172
                           Attention: Arthur S. Zuckerman


         SPROUT VENTURE CAPITAL, L.P.

                 All payments shall be made by check mailed to:

                           Sprout Venture Capital, L.P.
                           277 Park Avenue, 42(nd)Floor
                           New York, New York 10172
                           Attention: Arthur S. Zuckerman


         DLJ CAPITAL CORPORATION

                 All payments shall be made by check mailed to:

                           DLJ CAPITAL CORPORATION
                           277 Park Avenue, 42(nd) Floor
                           New York, New York 10172
                           Attention: Arthur S. Zuckerman


         DLJ ESC II, L.P.

                 All payments shall be made by check mailed to:

                           DLJ ESC II, L.P.
                           277 Park Avenue, 42(nd) Floor
                           New York, New York
                           Attention: Arthur S. Zuckerman